SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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SUBMISSION VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Blake Grady

Re:	LL Flooring Holdings, Inc.
Preliminary Proxy Statement Filed May 10, 2024
File No. 001-33767

Ladies and Gentlemen:

On behalf of LL Flooring Holdings, Inc. (the “Company” or “LL Flooring”), and in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s preliminary proxy statement filed May 10, 2024 (the “Preliminary Proxy Statement”), contained in the letter from the Staff to Charles Tyson, dated May 16, 2024 (the “Staff Comment Letter”), set forth below are the Company’s responses to the Staff Comment Letter. The Company has revised the Preliminary Proxy Statement and is filing a revised preliminary proxy statement (the “Revised Preliminary Proxy Statement”) concurrently herewith.

The headings and paragraph numbers in this letter correspond to those contained in the Staff Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Preliminary Proxy Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Preliminary Proxy Statement.

Division of Corporation Finance

Securities and Exchange Commission

May 20, 2024

The Company also would like to note for the Staff that the Revised Preliminary Proxy Statement will have certain updates to provide stockholders with updated information since the filing of the Preliminary Proxy Statement, including additions to the Background of Solicitation.

General

1.	On the proxy card, please put the Sullivan Nominees in alphabetical order by last name. See Rule 14a-19(e)(4).

Response: The Company respectfully acknowledges the Staff’s comment and has revised the proxy card accordingly in the Revised Preliminary Proxy Statement so that the Sullivan Nominees appear in alphabetical order by last name. The Company also notes for the Staff that the proxy card has been updated to reflect certain formatting and other minor changes.

2.

We note the disclosure on page 88 and elsewhere that brokers will have discretionary authority to vote on routine matters and that Proposal 5 is a routine matter. It is our understanding that brokers may only exercise discretionary authority on routine matters if they do not receive soliciting materials from either dissident. Please clarify throughout the filing or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly in the Revised Preliminary Proxy Statement to clarify that because of the contested nature of the solicitation, without a stockholder’s voting instructions, a stockholder’s broker, bank or other nominee may not vote a stockholder’s shares with respect to the election of the Board’s nominees or any of the other proposals if such stockholder’s broker, brank or other nominee provides it with Mr. Hammann’s or Mr. Sullivan’s proxy materials.

3.

Words appear to be missing from the following disclosure on page 88: “If you sign and return your WHITE proxy card, but do not properly direct how your shares should be voted on a proposal, the proxy holders ‘for’ Proposals 2, 3, 4 and 5.” Please revise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly in the Revised Preliminary Proxy Statement to clarify that if stockholders sign and return a white proxy card and do not direct how their shares should be voted on a proposal, the proxy holders will vote “for” the three (3) Company Nominees and “for” proposals 2, 3, 4 and 5, as applicable.

4.	We note your disclosure on page 93 of the aggregate expenses expected to be incurred in connection with the solicitation of proxies, excluding “litigation costs in connection with

Division of Corporation Finance

Securities and Exchange Commission

May 20, 2024

the Annual Meeting.” Please revise to include litigation expenses incidental to the solicitation. Refer to Item 4(b)(4) of Schedule 14A and Instruction 1 to Item 4.

Response: The Company respectfully acknowledges the Staff’s comment. The Company confirms that no litigation currently is pending or anticipated in connection with the Annual Meeting. Accordingly, such reference to litigation has been deleted in the Revised Preliminary Proxy Statement.

***

Division of Corporation Finance

Securities and Exchange Commission

May 20, 2024

We trust that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible as the Company would like to be in a position to file its definitive proxy statement on or about May 22, 2024. Please direct any questions or comments regarding the foregoing to me at (212) 735-2116 or richard.grossman@skadden.com.

Very truly yours,

/s/ Richard J. Grossman

Richard J. Grossman

cc:	Charles E. Tyson

Chief Executive Officer

LL Flooring Holdings, Inc.

Alice G. Givens

Corporate Secretary

LL Flooring Holdings, Inc.